Exhibit 99.2

Media Contact:	Stefan Prelog
Walek & Associates
212-590-0523
sprelog@walek.com
SELLERS CAPITAL TO SOLICIT SHAREHOLDERS TO ELECT FOUR
NEW DIRECTORS TO PREMIER EXHIBITIONS BOARD
REITERATES CALL FOR IMMEDIATE RESIGNATION OF
CEO ARNIE GELLER
Directors Would Fill Vacancies, Improve Independence and Bring Much Needed
Turnaround Skills to the Board
CHICAGO, November 21, 2008 — Sellers Capital, LLC (Sellers), the largest shareholder of Premier Exhibitions (Premier) (PRXI), representing approximately 16% of the outstanding shares, announced today that it will solicit shareholders to elect four independent directors to fill vacancies on the Premier Board. In addition, Sellers Capital reiterated its call for the immediate resignation of Premier’s Chairman and CEO, Arnie Geller. On November 4th Sellers sent a letter to Geller asking him to resign, citing a 95% decline in Premier’s stock in 2008 and what it sees as incompetent management.
Several reasons for Sellers’ dissatisfaction were cited in the letter including Mr. Geller’s excessive compensation in light of the company’s declining market cap and the dismal track record of the current board of directors. In 2008, Geller received a $676,000 salary and total compensation of $1.26 million, including a cash bonus of $300,000, even though Premier’s stock price declined 55% during that fiscal year. In fiscal year 2009, his salary remains unchanged.
Premier’s stock is currently at 60-cents, a decline of 96% from its all-time high of $18.62 in July 2007, and is down 95% for the year-to-date in 2008, due to what Sellers believes has been a consistent pattern of poor leadership by Mr. Geller coupled with an ineffective, complacent board of directors. Expectations have been continuously missed and subsequently ratcheted down. The price of Premier’s stock continues to decline and, in Sellers’ opinion, currently trades significantly below the estimated value of Premier’s Titanic assets.
Other factors for Sellers’ actions include its following views about Premier Exhibitions:
•	A declining cash balance and liquidity.

•	A bloated organizational structure and failure to implement a streamlined management structure to reduce payroll.

•	No clear plan to realize value from the company’s Titanic assets currently tied up in litigation and a continued failure to resolve the legal dispute.

•	Rampant nepotism and a lack of a human resource policy with respect to the employment and management of family members and friends.

•	Geller’s inability to delegate authority and failure to create a succession plan.

•	A lack of a cohesive, healthy corporate culture with clear lines of communication.

•	A stock price below $1, risking a NASDAQ delisting.

•	A consistent lack of regard for the real owners of the company, its shareholders.
Since issuing the letter to Mr. Geller, he and the Board have taken little action to address any of the issues raised by Sellers. More importantly, they have continually stonewalled Sellers in its efforts to have the Board take meaningful actions to address the seriously deteriorating financial situation at Premier.
Sellers Capital founder Mark Sellers said, “We have given Mr. Geller and the other members of the Board sufficient time to respond to our concerns and to take meaningful and constructive action to address the issues facing the company. We now believe it is time to let the shareholders speak and to give them the opportunity to elect truly independent directors who can help the company restructure and return to profitability.”
Sellers is proposing a slate of independent and knowledgeable directors to fill the four vacancies on the Board. The proposed directors all have significant turnaround experience. The four directors being proposed by Sellers Capital are as follows:
Christopher J. Davino – Mr. Davino is a Principal and Head of the Corporate Rescue Group of XRoads Solutions Group, LLC. He oversees a national advisory practice of approximately 30 professionals providing strategic, operational and financial advice, interim and crisis management, and transactional services to financially distressed middle market companies and their various creditor and interest holder constituencies. Transactional services include mergers and acquisitions, debt and equity capital raising and balance sheet recapitalizations. He recently served as Chairman of the Board of Directors of a $250 million national ATM servicing business and directed that company’s restructuring activities including the sale of the business. Davino received a B.A. from Lehigh University.
Michael A. Duran – Mr. Duran is a Partner with Alpine Investors, LP based in San Francisco. Alpine is a leading private equity investor in micro-cap companies focused on firms with less than $100 million of revenue. The firm currently manages $250 million. Mr. Duran is responsible for managing and monitoring operational performance of portfolio companies, conducting add-on acquisitions, executing growth strategy, hiring executives, managing and monitoring monthly, quarterly, and annual financial performance through board level interaction.  Mr. Duran is currently CEO of American Gaming Systems, an entertainment company focused on the creation, manufacture, and distribution of gaming products for the casino, tribal, and government sponsored gaming markets in North and South America. Mr. Duran received a M.B.A. from the Stanford Graduate School of Business and a B.A. from Claremont McKenna College.
Jack Jacobs – Mr. Jacobs was a founder and Chief Operating Officer of AutoFinance Group Inc, one of the firms to pioneer the securitization of debt instruments; the firm was subsequently sold to KeyBank. He was a Managing Director of Bankers Trust, where he ran foreign exchange options worldwide and was a partner in the institutional hedge fund business. He retired in 1996 to pursue investments. He is a principal of The Fitzroy Group, a firm that specializes in the development of residential real estate in London and invests both for its own account and in joint ventures with other institutions. His military career included two tours of duty in Vietnam where he was among the most highly decorated soldiers earning three Bronze Stars, two Silver Stars and the Medal of Honor, the nation’s highest combat decoration. Jacobs retired from active military duty as a Colonel in 1987. Mr. Jacobs received a B.A. and a Master’s degree from Rutgers University.
 Bruce Steinberg – Mr. Steinberg is the former CEO of Hit Entertainment in London. During his tenure, he turned around declining performance with increased growth for three consecutive years, recruited the senior management, reduced staff costs and consolidated operations. He also restructured the business and revitalized production. Mr. Steinberg managed a staff of 350 with offices in London, New York, Dallas, Manchester, Hong Kong, and Tokyo. Prior to that, he was the CEO of Fox Kids Europe Limited, a publicly traded company broadcasting to more than 100 million homes in 57 countries. Mr. Steinberg has more than 20 years of entertainment industry experience. He received a MBA from Harvard Business School and a B.A. from Cambridge University and Columbia University.
Sellers intends to file preliminary proxy materials with the SEC in early December and hopes to mail proxy materials and solicitation requests to shareholders the last week of December. The solicitation request will be sent to shareholders of record at a date to be established, which Sellers believes could be around January 2, 2009.
If the new board members are accepted, Sellers Capital would initiate a plan to turnaround Premier that includes:
•	Cutting fixed and variable costs dramatically and restoring profitability without disrupting business operations.

•	Reducing growth initiatives until the company returns to profitability and is free-cash flow positive.

•	Focusing on a return on invested capital when making all capital budgeting decisions.

•	Using the cost savings from the executive restructuring to hire a dedicated sales and marketing team for both U.S. and international operations (currently the company does not have a dedicated sales and marketing team).

•	Developing a plan for realizing value from Premier’s Titanic assets.
Sellers, through the Altman Group which has been retained to solicit proxies, has established a toll-free number for investors to call if they would like more information. That number is 866-828-6934.
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Sellers Capital, LLC and its affiliates are the beneficial owners of 4,778,399 shares of common stock of Premier Exhibitions, representing approximately 15.7% of the company’s outstanding shares, based upon the 30,349,781 shares of common stock reported by Premier Exhibitions to be outstanding as of September 29, 2008 in its Proxy Statement filed with the SEC.
Sellers Capital, certain of its affiliates and its nominees to the board will be the participants in the solicitation of consents. Shareholders of Premier Exhibitions should read the consent solicitation statement of Sellers Capital when it becomes available because it will contain important information relating to the solicitation of consents and its nominees to the Premier

Exhibitions board. Shareholders will be able to obtain a copy of the consent solicitation statement free of charge from the SEC’s website located at www.sec.gov or from Sellers Capital or The Altman Group.

Shareholder Contact:	Media Contact:
Sam Weiser	Stefan Prelog
Sellers Capital, LLC	Walek & Associates
312-775-1307	212-590-0523
sweiser@sellerscapital.com	sprelog@walek.com